

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Via E-Mail
Mr. Ken Williams
Rush Exploration Inc.
11215 Jasper Avenue, Suite 505
Edmonton, Alberta
Canada T5K 0L5

>   **Re: Rush Exploration Inc.
>   Form 20-F for Fiscal Year Ended December 31, 2012
>   Filed April 25, 2013
>   File No. 000-51337**

Dear Mr. Williams:

We have received your response to our comments in your correspondence filed November 29, 2013 and have further comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ending December 31, 2012

Risk Factors, page 7

1.   We note your response to comment 1, referring to risk factor 3 which states your properties have not been examined by a professional geologist or mining engineer implying that neither your CEO nor directors have visited your property. We reissue comment 1, please disclose in your amended filing whether your CEO and/or directors have visited you mine claims.

Acquisition of Interest, page 16

2.   Your response to comment 2 indicates you will file the property option agreement with your amended filing. We re-issue comment 2, please file the agreements through which you acquired ownership or control of your mineral claims.

3.   We note your response to comment 3 in which you state that Knight Resources believes they control the optioned claims and that you do not know of any relationship between Knight Resources and Horizon Exploration. We re-issue comment 3, please state within your filing that the Bureau of Land management records Horizon Exploration as the owner of these mining claims and Horizon has been responsible for payment of all annual maintenance fees to date. In addition please state you do not know of any relationship between Horizon Exploration and Knight Resources.

Description and Location of the Mudersbach Property, page 17

4.   Your response to response to comment 4 indicating you will amend your filing to reflect the modified acreage and provide a notation regarding the 6 mineral claims which extend onto state lands. We reissue comment 4, please modify your filing to reflect your actual acreage controlled by your mining claims.

5.   We note your response to comment 5 in which you propose to make changes to your filing, identifying your mining claims, explaining the source of your mineral rights, conditions to retain your mineral rights and the acreage your mineral rights encompass. We re-issue comment 5, please make your proposed changes to your amended filing for review.

6.   We note your response to comment 6 in which you propose to make changes to your filing, locating the property, conditions by which your acquired and retained your mineral rights, mineral rights description, exploration plans, property history, and geologic description. We re-issue comment 6, please make your proposed changes to your amended filing for review.

7.   Your response to comment 7 indicates that your property was recently acquired and that no exploration plans have been developed to date. We re-issue comment 7, please state that you have no exploration plans at present in your amended filing.

8.   We note your response to comment 8 in which you state that your property was recently acquired and that no QA/Qc protocols have been developed to date. We re-issue comment 8, please state that you have no QA/QC protocols at present in your amended filing.

9.   Your response to comment 9 indicates that your property was recently acquired and that no sampling procedures have been developed to date. We re-issue comment 9, please state that you have no sampling procedures at present in your amended filing.

10.   We note your response to comment 10 indicating that you will include a statement that at present your property does not have any proven or probable reserves. We re-issue comment 10, please state that you have no proven and/or probable reserves in your amended filing.

11.   Your response to comment 11 indicates that you do not know what environmental regulations are applicable or what permits are necessary to conduct exploration on your properties. Please include a statement that you do not know what environmental regulations apply or what permits are required to conduct exploration in your amended filing.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director